Exhibit 99.91

Coastal Contacts Sets Eyeglasses Orders Record of $1.6 Million in a Single Week

VANCOUVER, British Columbia, Jan. 26, 2011 (GLOBE NEWSWIRE) — Coastal Contacts Inc. (TSX:COA) (Stockholm:COA) announced today that the Company generated an eyeglasses orders record of more than $1.6 million in a single week, from January 18-24, 2011. Total units ordered for the period were approximately 23,000 pairs of eyeglasses.

“We are greatly encouraged by the sales demand Coastal is experiencing in our rapidly growing eyeglasses category,” stated Steve Wallace, Coastal Contacts, Vice President of North American Sales. “Coastal is uniquely positioned to capitalize on this opportunity as we continue to build out our industry leading infrastructure which combines quality, speed of delivery and value. The customer response is very strong, and we are focused on ensuring the best customer service experience in the online eyeglasses channel.”

The top selling frames during the week were:

Kam Dhillon 3017 purple

Derek Cardigan 7002 Black

Joseph Marc 4037 Black

Nike 7008 Pilgrim

Guess 1598 Black

Three of the top five selling frames during the week were Coastal’s in house private label products, which reflects its ability to develop and market eyeglasses brands to a broad customer base.

Orders is a non-GAAP measure defined as orders placed by customers in the time period referenced through our websites or our call centers. The nearest GAAP measure, sales, differs from Orders in that sales reflect orders that have shipped, net of cancellations, returns and exchanges. Coastal is reporting orders as the Company believes that its investors may use this figure to make more informed investment decisions about the Company. Orders is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP, is therefore unlikely to be comparable to similar measures presented by other companies and should be considered in addition to, and not as a substitute for, sales and other measures of financial performance reported in accordance with Canadian GAAP.

About Coastal Contacts:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of eyeglasses and contact lenses. Coastal’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”,

“expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

CONTACT:	Terry Vanderkruyk
Vice President, Corporate Development
Coastal Contacts Inc.
604.676.4498
terryv@coastalcontacts.com